ITEM 77E

On April 2, 2001 and May 8, 2001, two complaints were filed in purported class actions on behalf of stockholders of the Fund, in the Court of Chancery of the State of Delaware, against the Fund, each of its directors and Hottinger Capital Corp., the Fund's Investment Advisor (collectively, the "defendants") relating to allegations of breach of fiduciary duty in connection with certain bylaw amendments and breach of fiduciary and contractual duties in connection with a December 2000 capital gains distribution. The complaints in these cases, entitled KIMBERLY KAHN V. PAUL HOTTINGUER ET AL. and CHARLES MILLER V. PAUL HOTTINGUER ET AL., have been voluntarily dismissed by plaintiffs with prejudice pursuant to a settlement agreement that was approved by the Delaware Chancery Court on June 4, 2003. In the opinion of management, the terms of the settlement will not have a material adverse effect on the financial statements of the Fund.